We consent to the incorporation by reference in Registration Statements (Nos. 333-13281 and 333-87193) on Form S-8 of Cox Radio, Inc. of our report dated February 7, 2000, except as to Note 15 to the consolidated financial statements which is dated March 6, 2000 and Note 16 to the consolidated financial statements which is dated March 14, 2000 appearing in this Annual Report on Form 10-K/A of Cox Radio, Inc. for the year ended December 31, 1999.


/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 20, 2000